ATCO
GROUP

Corporate Office

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: avril.hearane@atco.com


10015575

SUPPL

April 09, 2010

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 09, 2010 for symbol CU
- Corporation's Form 1, filed April 09, 2010 for symbol CU.X
- Corporation's Form 1, filed April 07, 2010 for symbol CU.PR.A
- Corporation's Form 1, filed April 07, 2010 for symbol CU.PR.B
- Insider Report, filed April 08, 2010 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Avril Hearne, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

4/27

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	85,697,380	As at :	03/01/2010
	Effect on Issued & Outstanding Securities		
Stock Option Plan	5,400		
Other Issuances and Cancellations	124,184		
Issued & Outstanding Closing Balance :	85,826,964		

Stock Option Plan

Stock Options Outstanding Opening Balance: **871,900** As at : 03/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/15/2010	N	53,000			
03/31/2010	N		5,400		

Filer's comment
TSX reserved = 3,856,000 TSX available = 2,936,500

Totals		53,000	5,400	0	0

Stock Options Outstanding Closing Balance: **919,500** As at : 03/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2010	Conversion (General)	147,184
03/31/2010	Issuer Bid	-23,000
Totals		124,184

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/09/2010
Last Updated:	04/07/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	40,162,290	As at :	03/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-147,184		
Issued & Outstanding Closing Balance :	40,015,106		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2010	Conversion (General)	-147,184
Totals		-147,184

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/09/2010
Last Updated:	04/07/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/07/2010
Last Updated:	04/07/2010

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/07/2010
Last Updated:	04/07/2010

FILE NO. 82-34744

Insider transaction detail - View details for insider

2010-04-08 16:12 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities (Starts with)
Transaction date range : March 1, 2010 - March 31, 2010

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Non-Voting Shares Class A													
1613848	2010-03-03	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+2,300	45.2200	2,300						
1613849	2010-03-03	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-2,300		0						
1613850	2010-03-04	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,725	45.1800	1,725						
1613852	2010-03-04	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,725		0						
1613856	2010-03-05	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,725	46.2400	1,725						
1613858	2010-03-05	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,725		0						
1613859	2010-03-08	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	46.5500	1,150						
1613861	2010-03-08	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613864	2010-03-09	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	46.8700	1,150						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1613867	2010-03-09	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613868	2010-03-10	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	47.0700	1,150						
1613871	2010-03-10	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613872	2010-03-11	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	47.2900	1,150						
1613875	2010-03-11	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613877	2010-03-12	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	47.5200	1,150						
1613879	2010-03-12	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613880	2010-03-15	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	47.6200	1,150						
1613882	2010-03-15	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613885	2010-03-16	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.4900	1,150						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1613887	2010-03-16	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613888	2010-03-17	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.6100	1,150						
1613889	2010-03-17	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613893	2010-03-18	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.9100	1,150						
1613895	2010-03-18	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613898	2010-03-19	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.3400	1,150						
1613900	2010-03-19	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613902	2010-03-22	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	47.6900	1,150						
1613903	2010-03-22	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613904	2010-03-23	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.2300	1,150						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1613906	2010-03-23	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613907	2010-03-24	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.2100	1,150						
1613910	2010-03-24	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613912	2010-03-25	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.7500	1,150						
1613914	2010-03-25	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						
1613916	2010-03-26	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,150	48.7300	1,150						
1613919	2010-03-26	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,150		0						